July 6, 2006

Via EDGAR Paul Cline Senior Accountant United States Securities and Exchange Commission Washington, D.C. 20549

Re:	National Rural Utilities Cooperative Finance Corporation Form 10-K for Fiscal Year Ended May 31, 2005 Forms 10-Q for Fiscal Quarters Ended August 31, 2005, November 30, 2005 Filed January 19, 2006

File No. 00-07102

Dear Mr. Cline:

This letter responds to your comment letter dated June 7, 2006 in connection with the above-referenced filings, as amended to date. In preparing this response, we have repeated each comment, and included the National Rural Utilities Cooperative Finance Corporation (CFC) response below the comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2.

Margin Analysis

Operating Expenses, page 11

1. Please refer to our previous comment 1. We note that your current disclosure appears to be a variation on the requirements of Item I.B of Industry Guide 3. Please revise to include the disclosure in the format required by that Item. To the extent you retain the current presentation, please revise to discuss what it depicts and why you think it is meaningful.

Question 1. from April 13, 2006 comment letter.
Please review your Volume Rate Variance Analysis Table here and on page 14 to present changes due to rate and volume by the loan categories presented on page 62, or revise to disclose why you believe this presentation is more meaningful to investors.

CFC Response:
CFC is not a bank holding company; it is a private, not-for-profit cooperative association, which provides a source of financing to its rural utility members. Therefore, Industry Guide 3 is not applicable.

CFC's Volume Rate Variance Table provides important and meaningful disclosure to investors. CFC's primary financial metric is what it calls Times Interest Earned, or TIER. TIER is a measure of interest coverage considered important by CFC management and investors in CFC's debt securities. An important secondary financial metric is Gross Margin. As a member service driven, not-for-profit organization CFC does not measure profitability by loan program but rather develops its financial service offerings based on member need. Gross margin is an overall indicator of whether CFC's aggregated loan rates less its cost of funding provides sufficient margins to cover its cost of operations and a reserve for loan losses (when required). CFC believes that an analysis of Gross Margin is important to the rating agencies, its line banks, investors and other capital market participants. CFC believes that presenting its Volume Rate Variance Table by business line (that is, by CFC, RTFC and NCSC) is the most meaningful way of presenting this analysis.

To further clarify the nature and purpose of this table, CFC will include additional language in its May 31, 2006 Form 10-K disclosure to explain what is included in the Volume Rate Variance table and why CFC believes the information is important. See the proposed disclosure to be added in Exhibit A.

Consolidated Financial Statements, page 43 Consolidated and Combined Statements of Operations, page 50

2. Please refer to our previous comment 3. Please tell us the following related to your cost of funds:
A.	Please tell us why you believe it is appropriate to net arbitrage income with your cost of funds expense:
B.	Please clarify if the amortization of fees related to the revolving credit agreements is an income or expense item. If it is an income item, please tell us why you believe it is appropriate to net this income with your cost of funds expense:
C.	You report a Gross Margin in your Consolidated and Combined Statements of Operations, however, it does not appear to include both direct and indirect costs. Please revise your filings to conform with Article 5-02(2) of Regulation S-X and SAB Topic 11:B: and,
D.	Please provide us with an example of your proposed disclosures.

Question 3. from April 13, 2006 comment letter. Please revise the face of the statements or in a footnote to the financial statements to separately present each component of your cost of funds.

CFC Response:
A.	CFC earns interest income on the investment of excess cash and refers to this investment income as arbitrage income. CFC does not have a policy of maintaining an investment portfolio from which to earn investment income. CFC offers investment opportunities to its members (commercial paper and medium-term notes) and as such occasionally has excess cash at the end of the day, which is invested overnight. The excess cash that is invested overnight is typically used the next day to repay maturing commercial paper or used to fund a loan advance to a member.

CFC believes that its investment income is immaterial. Interest income earned on the investment of excess cash (dollars and as a percentage of CFC's consolidated cost of funds) for CFC's fiscal years 2003, 2004 and 2005 was $2.3 million (0.3%), $1.0 million (0.1%) and $3.2 million (0.3%), respectively.

CFC does not have a corporate objective of investing in marketable securities or maintaining a minimum balance in marketable securities for liquidity purposes. Rather, investments of excess cash in marketable securities and the resultant interest income arise from time to time due to two primary causes: CFC's open ended member investment program and its conservative pre-funding of maturing debt.

As a cash management service, CFC allows its members to invest excess cash in CFC debt securities, primarily commercial paper but also in medium term notes, regardless of CFC's funding needs. As a result, CFC may, from time to time, find itself in an over-funded position. When such a condition arises, CFC invests the excess cash in highly rated debt securities, usually on an overnight basis. CFC's objective in making such investments is to recoup the interest that it pays on its members' investments.

CFC believes that it is prudent to raise the cash necessary to refinance existing debt in advance of the maturing security's maturity date. The timing of such activity is based on market conditions. Cash so raised is in excess of CFC's immediate funding requirements and is temporarily invested in highly rated marketable securities until required for repayment.

CFC will make the reclassification of interest income earned on the investment of excess cash from the cost of funds line to the operating income line on the consolidated statement of operations for the year ended May 31, 2006. CFC will make the same reclassification for the years ended May 31, 2004 and 2005 to conform with the presentation for the year ended May 31, 2006.

B.	At May 31, 2005 CFC maintained three revolving credit agreements totaling $4.65 billion. These committed credit agreements were in place primarily to provide liquidity support for CFC's commercial paper program.

CFC paid approximately $3 million in upfront fees for the committed line to its participating banks based on each bank's commitment level. The upfront fees are being amortized as an expense to the cost of funds over the life of the agreements. CFC also pays annual facility fees ranging from 7-10 basis points of the committed amount. These fees are included as expense in CFC's cost of funds.

CFC has never drawn on these lines, and did not have any amounts outstanding under the agreements at May 31, 2005 or at any time during the year. See CFC's May 31, 2005 Form 10-K/A Note 4 Short-Term Debt and Credit Arrangements for more information.

C.	CFC includes all direct costs related to funding activities in its cost of funds; direct loan origination costs are deferred and recognized as a reduction in yield (operating income) consistent with SFAS 91. CFC thus believes that all direct costs are captured in its gross margin line item.

All other costs, which CFC considers indirect costs, are currently reported as general and administrative expenses. CFC does not have a conceptual framework for identifying these costs as properly allocable to gross margin and believes that such an allocation would essentially be arbitrary. Further, CFC does not have an activity based cost system to accumulate costs and believes that developing and implementing such a system, should a conceptual framework exist, would be an undue burden and would not provide meaningful data.

D.	As mentioned in our response to your comment letter of April 13, 2006, dated May 1, 2006, CFC will add a footnote to its financial statements beginning with the May 31, 2006 Form 10-K to provide detail on the items that are included in the cost of funds line in the consolidated statement of operations. Included in that footnote will be language that confirms that only direct costs are included in our cost of funds. An example of that footnote is included in Exhibit A.

(4) Short-Term Debt and Credit Arrangements, page 65

3. Please refer to our previous comment 5. We note your response that you intend to prospectively discontinue classifying your line of credit due within one year as long-term debt beginning with the May 31, 2006 Form 10-K. However, it remains unclear why you classified the line of credit as long-term debt in the 2005 Form 10-K. Please tell us the following related to the line of credit as of May 31, 2005:
A.	Tell us the terms and conditions of the line of credit, the payment terms and any callable features of this debt; and,
B.	Tell us why you believe that the classification of the line of credit as long-term debt is appropriate and state whether you intended to refinance the line of credit with long-term debt upon its maturity.

Question 5. from April 13, 2006 comment letter.
Please revise this footnote to disclose the related terms and conditions for the line of credit classified as long-term debt, including the payment terms and any callable features of the debt. In addition, disclose your basis for characterizing debt as long-term considering that you do not have a classified balance sheet.

CFC Response:
A.	The "line of credit" refers to the three committed bank facilities totaling $4.65 billion at May 31, 2005 more fully described in our response 2b, above, and in CFC's May 31, 2005 Form 10-K/A Note 4 Short-Term Debt and Credit Arrangements. CFC has never drawn on these lines, and did not have any amounts outstanding under the agreements at May 31, 2005 or at any time during the year.

B.	CFC has not classified the line of credit as long-term debt; rather CFC has reclassified existing short term debt (commercial paper, daily liquidity fund, bank bid notes and long-term debt maturing within one year as detailed in CFC's May 31, 2005 Form 10-K/A Note 4 Short-Term Debt and Credit Arrangements) as long-term based on the fact that it can refinance short-term debt in an amount up to the amount available under the revolving credit agreements and such amount advanced under the revolving credit agreements would have a maturity of greater than one year from the date of the advance.

As noted in our response to comment 5 of your letter dated April 13, 2006, CFC intends to discontinue reclassifying amounts as long-term based on its committed revolving credit agreements beginning with its May 31, 2006 Form 10-K wherein CFC intends to conform its May 31, 2005 balance sheet to its May 31, 2006 presentation.

4. We note that in your response to our previous comment 5 that you believe that the presentation of short term debt and long term debt separately on the balance sheet provides useful information to investors even though you do not present a classified balance sheet. However, Article 5-02 of Regulation S-X requires a classified balance sheet presentation. Please revise your balance sheet accordingly and provide us with your proposed disclosure.

CFC Response:
In the first paragraph of Article 5-02 of Regulation S-X it states that "The purpose of this rule is to indicate the various line items and certain additional disclosures which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the balance sheets or related notes filed for the persons to whom this article pertains." CFC believes that the presentation of a classified balance sheet is not applicable for financial companies. While CFC is not a bank or bank holding company, making loans to our members is our primary business. CFC does not believe that the presentation of a classified balance sheet adds any value to our financial statements. As a finance company, CFC is dependent on the capital markets for funding, rather than its own operations and as such, the current ratio is not a key item reviewed by analysts.

CFC believes that its primary investor base wants to know the amount of debt coming due for refinancing over the next twelve months. CFC's debt is primarily held by large institutional investors. The amount of short-term debt that will need to be rolled over as well as the amount of long-term debt due in the next twelve months is also a key factor in the liquidity analysis performed by the three major rating agencies in their evaluation of the credit ratings on CFC's long-term debt and commercial paper program.

Thus CFC plans to continue to present a breakout of its short-term debt (primarily commercial paper and including the long-term debt that comes due in the next twelve months) and its long-term debt on the face of the balance sheet.

(7) Derivative Financial Instruments, page 68

5. Please refer to our previous comment 6. We note that you are assessing the effectiveness of your interest rate swaps that qualified for hedge accounting under paragraph 68 of SFAS 133. Please tell us the following related to all interest rate swaps:
The nature and terms of the hedged item or transactions;
The nature and terms of the derivative instruments;
How you determined that the hedges met the conditions of paragraph 68 of SFAS 133 in assuming no hedge ineffectiveness.

Question 6. from April 13, 2006 comment letter. Please provide the following information related to your interest rate swaps designated as cash flow hedges:
Tell us if you are using the matched terms method of assessing hedge effectiveness as described in paragraph 65 of SFAS 133;
If you are using the matched terms method of assessing hedge effectiveness as described in paragraph 65 of 133, tell us how you considered differences in counterparty creditworthiness in determining that there was no ineffectiveness related to your interest rate swaps.

CFC Response:
There were two transactions for which CFC was accounting for the related swaps as effective hedges at May 31, 2005. In each case there was a debt issuance and three separate swaps that served as the hedge for the debt.

Transaction 1. On February 16, 1999, CFC issued a medium-term note denominated in Euros, with the following details related to the debt issued.

Amount	350 million Euros
Interest rate	4.125%
Settlement date	February 24, 1999
Maturity date	February 24, 2006
Interest payment period	Annual
Interest payment date	Each February 24th
Call provision	Non-callable
Day count provision	Actual / Actual

On February 16, 1999, CFC entered into cross currency swap agreements with three banks to hedge the above issuance of debt denominated in Euros:

Bank	ABN AMRO	JP Morgan	Barclays	Total
Amount	150 million Euros	100 million Euros	100 million Euros	350 million Euros
Interest rate (CFC receive leg of swap)	4.125%	4.125%	4.125%	4.125%
Effective date	February 24, 1999	February 24, 1999	February 24, 1999	February 24, 1999
Termination date	February 24, 2006	February 24, 2006	February 24, 2006	February 24, 2006
Interest payment period	Annual	Annual	Annual	Annual
Interest Payments date	Each February 24th	Each February 24th	Each February 24th	Each February 24th
Day count provision	Actual / Actual	Actual / Actual	Actual / Actual	Actual / Actual
Dollar/Euro exchange rate	$1.115/Euro	$1.115/Euro	$1.115/Euro	$1.115/Euro

Transaction 2. On February 17, 2004, CFC issued a floating rate medium-term note with the following details related to the debt issued.

Amount	$200 million
Interest rate	3 month LIBOR + 10 bps
Settlement date	February 19, 2004
Maturity date	February 17, 2006
Interest payment period	Quarterly
Interest payment date	Each May 17, Aug 17, Nov 17 and Feb 17
Interest reset dates	Each May 17, Aug 17, Nov 17 and Feb 17
Call provision	None
Day count provision	Actual / 360

On February 19, 2004, CFC entered into interest rate swap agreements with three banks to hedge the above issuance of floating rate debt.

Bank	PNC Bank	US Bank	Comerica	Total
Amount	$100 million	$50 million	$50 million	$200 million
Interest rate (CFC receive leg of swap)	3 month LIBOR + 10 bps	3 month LIBOR + 10 bps	3 month LIBOR + 10 bps	3 month LIBOR + 10 bps
Effective date	February 19, 2004	February 19, 2004	February 19, 2004	February 19, 2004
Termination date	February 17, 2006	February 17, 2006	February 17, 2006	February 17, 2006
Interest payment period	Quarterly	Quarterly	Quarterly	Quarterly
Interest payment date	Each May 17, Aug 17, Nov 17 and Feb 17	Each May 17, Aug 17, Nov 17 and Feb 17	Each May 17, Aug 17, Nov 17 and Feb 17	Each May 17, Aug 17, Nov 17 and Feb 17
Interest reset dates	Each May 17, Aug 17, Nov 17 and Feb 17	Each May 17, Aug 17, Nov 17 and Feb 17	Each May 17, Aug 17, Nov 17 and Feb 17	Each May 17, Aug 17, Nov 17 and Feb 17
Day count provision	Actual / 360	Actual / 360	Actual / 360	Actual / 360

We believe that in both of the above transactions we have satisfied the requirements of paragraph 68 of SFAS 133.

In transaction 1, we issued 350 million of medium-term notes denominated in Euros, which creates an obligation for CFC to pay annual interest, in Euros, at a rate of 4.125%. CFC has matched that requirement with the three cross currency swaps in which it will pay dollars and receive the Euros based on a rate of 4.125%, which will equal the amount required to pay the annual interest on the debt. In addition, the three swaps exchange dollars for Euros at the same exchange rate on the effective date and the termination date. Thus CFC takes the 350 million Euros it receives from the debt issuance and exchanges them for dollars and at the end of the swap agreement CFC pays the same amount of dollars and receives the 350 million Euros required to repay the debt at maturity. Thus we believe that we have effectively hedged our obligations related to the 350 million Euro denominated debt with the three cross currency swap agreements.

In transaction 2, we issued $200 million of floating rate medium-term notes, which obligates CFC to pay quarterly interest based on the 3 month LIBOR rate plus 10 bps. Under the three interest rate swap agreements, CFC will receive a quarterly cash payment based on $200 million notional amount and the 3 month LIBOR rate plus 10 bps, which will be equal to the amount we are required to pay the holders of the debt. Thus we believe that we have effectively hedged our obligations related to the $200 million floating rate debt with the three interest rate swap agreements.

(12) Guarantees, page 74

6. Please refer to our prior comment 7. Provide us with an example of your proposed disclosure.

Question 7. from April 13, 2006 comment letter.
Considering the significance of guarantees to your operations, please revise your disclosure to provide a roll forward for each period presented for both the total amount of possible liabilities under your guarantees and the estimated liability recorded in your financial statements.

CFC Response:
As mentioned previously, we will add a roll forward of the guarantee liability to the financial statement footnotes included in our May 31, 2006 Form 10-K. Please see our proposed disclosure in Exhibit A to our response.

* * *

Please contact Steven Slepian, Controller, at 703-709-6786 or Robert Geier, Assistant Controller - External Reporting, at 703-709-6716 if you have any further comments or questions.

Sincerely,

/s/ Steven L. Lilly Steven L. Lilly Senior Vice President and Chief Financial Officer National Rural Utilities Cooperative Finance Corporation

Exhibit A
Proposed Disclosure Related to June 2006 SEC Comment Letter

Question 1. We will add the following language before the volume rate variance chart in the May 31, 2006 management discussion and analysis.

CFC's gross margin will increase or decrease due to changes in loan volume and the rate that it receives on its loans and pays on its sources of funding, respectively. CFC's loan volume substantially determines its funding needs. The following Volume Rate Variance Table provides a breakout of the change to operating income, cost of funds and gross margin due to changes in loan volume versus changes to interest rates. The analysis is consistent with the May 31, 2006 and 2005 Consolidated Statements of Operations. For a discussion of what CFC includes in its operating income and cost of funds see Note 1 (n) Operating Income and Note 1 (o) Cost of Funds to the consolidated financial statements.

For comparability purposes, average daily loan volume is used as the denominator in calculating operating income yield, cost of funds rates and gross margin spread.

Management calculates an adjusted gross margin, which includes derivative cash settlements in its cost of funds. The following table also includes a breakout of the change to derivative cash settlements due to changes in the average notional amount of its derivative portfolio versus changes to the net difference between the average rate paid and the average rate received. See "Non-GAAP Financial Measures" for further explanation of the adjustment the Company makes in its financial analysis to include the derivative cash settlements in its cost of funds.

Question 2. We will add a footnote to our May 31, 2006 financial statements to provide additional detail of the items included in the cost of funds.

(o) Cost of Funds

Cost of funds includes the following for the years ended May 31:

		2006	2005	2004
Interest expense (1)	$		$894,713	$891,657
Debt issuance costs (2)			12,455	12,000
Derivative cash settlements, net (3)			8,064	8,682
Bank, dealer and other fees (4)			11,558	9,614
Loss on extinguishment of debt (5)			-	6,262
Total cost of funds	$		$926,790	$928,215

(1) Represents interest expense on all debt securities including members' subordinated certificates.
(2) Includes amortization of all deferred charges related to debt issuance, principally underwriter's fees, legal fees, printing costs and comfort letter fees. Amortization is calculated on the effective interest method.
(3) Represents the net cost related to swaps that qualify for hedge treatment plus the accrual from the date of the last settlement to the current period end.
(4) Includes various fees related to funding activities, including fees paid to banks participating in the Company's revolving credit agreements, fees paid to dealers related to commercial paper issuance and bond trustee fees. Fees are recognized as incurred or amortized on a straight line basis over the life of the respective agreement.
(5) Represents the loss associated with the early redemption of debt.

The Company does not include indirect costs, if any, related to funding activities in cost of funds.

Question 6. We will add the following roll forward of our guarantee liability to Note 12 to our May 31, 2006 financial statements and footnotes.

Activity in the guarantee liability account is summarized below for the years ended May 31:

(dollars in thousands)	2006	2005	2004
Beginning balance	$16,094	$19,184	$53,998
Net change in non-contingent liability		17	174
Change in allowance due to consolidation (1)		-	(34,137)
Provision (recovery) for contingent guarantee losses		(3,107)	(851)
Ending balance		$16,094	$19,184

Liability as percentage of total guarantees		1.39%	1.44%

(1) Represents the impact of consolidating NCSC. At May 31, 2003, CFC had a total of $476 million of guarantees of NCSC debt obligations. As a result of the June 1, 2003 consolidation of NCSC, the guaranteed debt became debt of the consolidated company, which eliminated the guarantees and therefore reduced the guarantee liability.